SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number 1-82

PHELPS DODGE EMPLOYEE SAVINGS PLAN

PHELPS DODGE CORPORATION

One North Central Avenue
Phoenix, Arizona 85004-4416

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

PHELPS DODGE EMPLOYEE SAVINGS PLAN

Date: June 30, 2003	By:	/s/David L. Pulatie

David L. Pulatie, Chairman
Benefits Administration Committee

Phelps Dodge Employee Savings Plan
Index
December 31, 2002 and 2001

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable

Report of Independent Auditors

To the Benefits Administration Committee and Participants
of the Phelps Dodge Employee Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Phelps Dodge Employee Savings Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Benefits Administration Committee (the Committee); our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, the Plan restated its net assets available for benefits as of December 31, 2001.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP
Phoenix, Arizona
June 25, 2003

Phelps Dodge Employee Savings Plan
Statement of Net Assets Available for Benefits
December 31, 2002 and 2001
(in thousands)

	2002	2001

		As Restated*

Assets
Investments	$409,858	$462,362
Employee contributions receivable	243	—
Employer contributions receivable	499	474
Employer profit sharing contribution receivable	4,067	4,067
Interest receivable	361	94

Net assets available for benefits	$415,028	$466,997

*	Refer to Note 2, Restatement of Net Assets Available for Benefits.

The accompanying notes are an integral part of these financial statements.

Phelps Dodge Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002
(in thousands)

Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(59,079)
Interest and dividends	11,374

(47,705)

Contributions:
Employer contributions	11,160
Participant contributions	24,543

35,703

Total additions, net	(12,002)

Deductions from net assets attributed to:
Distributions to participants and beneficiaries	41,677
Administrative expenses	420

Total deductions	42,097

Funds transferred in from affiliated plans (see Note 1)	2,130

Decrease in net assets	(51,969)
Net assets available for benefits at December 31, 2001 (as restated)*	466,997

Net assets available for benefits at December 31, 2002	$415,028

*	Refer to Note 2, Restatement of Net Assets Available for Benefits.

The accompanying notes are an integral part of these financial statements.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

1.	Description of Plan

General

The Phelps Dodge Employee Savings Plan (the Plan) is a defined contribution plan established for the benefit of eligible hourly and salaried employees (the Participants) of Phelps Dodge Corporation (the Corporation). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A brief description of the Plan is included in the following paragraphs. Participants should refer to the Plan document for a complete description of Plan provisions.

Effective July 1, 2002, assets in the Columbian Chemicals Company Hourly Employees Savings Plan applicable to Participants at the Hickok, Kansas facility, in the amount of $1,374,000, were transferred into the Plan. Additionally, assets in the Cobre Mining Company 401(k) Plan, in the amount of $756,000, were transferred into the Plan.

Administration

The Plan is sponsored by the Corporation and administered by the Benefits Administration Committee (the Committee) composed of five employees of the Corporation who are appointed by the Corporation’s Board of Directors.

Plan assets are held by a trust (the Trust) administered by UMB Bank, n.a. (the Trustee) and J.P. Morgan/American Century Retirement Plan Services serves as the Recordkeeper of the Trust.

Administrative expenses are paid by the Corporation, and all other fees and expenses are paid by the Trust. The Trust’s fees and expenses primarily relate to the administration of the Plan’s benefit-responsive guaranteed investment contracts.

Contributions

Beginning January 1, 2002, Participants are eligible to make pretax contributions (Pretax Contributions), subject to certain limitations, equal to 1 percent to 100 percent of their eligible pay. Also, Participants 50 years or older may be eligible to make additional Pretax Contributions, which are eligible for a matching contribution from the Corporation (Company Matching Contribution). The Company Matching Contribution is equal to 100 percent of the first 3 percent of eligible pay deferred and 50 percent of the next 2 percent of eligible pay deferred. Participants are eligible to make Pretax Contributions to the Plan immediately upon hire date, and those Pretax Contributions are eligible for the Company Matching Contribution. All contributions are invested in one or more of the investment funds available within the Plan as directed by Participants. Participants are fully vested in their total account balances.

A profit sharing contribution for certain Participants may be made by the Corporation (Company Profit Sharing Contribution). The Company Profit Sharing Contribution is limited to the lesser of:

•	6 percent; or

•	8 percent of consolidated net income of the Corporation divided by aggregate eligible Participants pay; or

•	4 percent of consolidated net income divided by the aggregate eligible pay of exempt salaried Participants;

multiplied by the total eligible pay of all Participants.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

1.	Description of Plan (Continued)

Company Profit Sharing Contributions can be made only to the extent that they do not reduce the Corporation’s consolidated net income below $0.50 per common share for such year after provision for payment of preferred and preference share dividends. A profit sharing contribution was not required in 2002.

Distributions

Participants’ interests in the Trust become distributable upon severance from the Corporation or to their beneficiaries in the event of their death or upon attaining age 59 1/2. The distribution may be made in a single lump sum or a series of substantially equal annual, quarterly or monthly cash installments beginning no earlier than age 55 and continuing over a period not to exceed 10 years, at the election of the Participant or beneficiary. Cash distributions are based upon the underlying closing price of the funds, except for Phelps Dodge Common Stock, Occidental Petroleum Stock or BP Amoco Stock, which are based upon the actual price at which the stock is liquidated in the market three days prior to distribution. Distributions of the Phelps Dodge Common Stock, Occidental Petroleum Common Stock and BP Amoco Common Stock may also be made in shares.

Participants may withdraw their after-tax contributions and earnings thereon at any time. The Plan also provides, with certain limitations, for hardship withdrawals of employee Pretax, Company Matching and Company Profit Sharing Contributions; however, earnings on any of these contributions are ineligible for hardship withdrawal. Hardship withdrawals are not granted unless other financial resources are not reasonably available, including after-tax savings or a loan from the Plan. All withdrawals and distributions are made in accordance with procedures outlined in the Plan document.

Investment Options

Participants may invest their Pretax Contributions in one or more of the following investment options:

Interest Income Fund – This fund is invested in bonds combined with stable value investment contracts, guaranteed investment contracts, bonds issued by the U.S. government, high quality corporate bonds and money market instruments. Its investment objective is to provide security of principal and a stable, consistent rate of return higher than money market rates.

Enhanced Index Fund – This fund invests in stocks, targeting a range of large U.S. companies, such as those in the S&P 500 Index, which are representative of the U.S. stock market. The fund seeks to invest in approximately 350 of the most attractive stocks within that range. Its investment objective is to outperform the S&P 500 Index.

American Century Income and Growth Fund – This fund invests in common stocks, targeting those with a higher expected dividend yield and higher overall return potential than the S&P 500. It typically invests in larger-sized companies. Its investment objective is dividend growth, current income and capital appreciation, as well as a total return and dividend yield that exceeds that of the S&P 500.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

1.	Description of Plan (Continued)

American Century Equity Growth Fund – This fund invests in common stocks, targeting stocks that are believed to have higher overall return potential than the S&P 500. It typically invests in larger-sized companies, although it may own stock in smaller companies. Its investment objective is capital appreciation, as well as a total return that exceeds the S&P 500.

T. Rowe Price Small Cap Stock Fund – This fund invests in a portfolio of small and medium company stocks. Its investment objective is long-term growth of capital.

American Funds Group EuroPacific Growth Fund – This fund invests in the stocks of non-U.S. companies, which appear to offer above-average growth potential. Holdings range from small firms to multinational corporations located in major world markets, as well as in smaller, developing countries. Its investment objective is long-term growth of capital.

Conservative Investment Portfolio Fund – This portfolio is invested primarily in an interest income fund (60 percent), with the remainder invested in a mix of stock funds (40 percent). Its investment objective is to provide modest returns by investing in a diversified mix of funds that emphasizes income-related investments with some potential for growth.

Moderate Investment Portfolio Fund – This portfolio is invested primarily in stock funds (60 percent), emphasizing growth and income investments, with the remainder invested in an interest income fund (40 percent). Its investment objective is to provide a balance of moderate returns with moderate volatility by investing in a diversified mix of funds that emphasizes both growth and income-related investments.

Aggressive Investment Portfolio Fund – This portfolio is invested primarily in stock funds (80 percent), emphasizing growth-related investments, with the remainder invested in an interest income fund (20 percent). Its investment objective is to provide high returns by investing in a diversified mix of funds that emphasizes growth-related investments.

Phelps Dodge Common Stock Fund – This fund is invested exclusively in common stock of the Corporation. Its investment objective is capital appreciation and long-term growth. There may be higher fluctuations in value than in other funds because returns are based on the performance of the stock of only one company. The Trustee will purchase the Corporation’s Common Stock either in the open market or by private purchase, at such prices, in such amounts and at such times as the Trustee may determine in its discretion. No private purchase of the Corporation’s Common Stock will be made from any employee or director of the Corporation.

Self-Directed Brokerage Account – Participants can transfer funds from the foregoing accounts to a wide range of investments, which includes mutual funds, stocks, certificates of deposit and bonds through Charles Schwab and Co., Inc. Participants are responsible for fees incurred in the self-directed brokerage account.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

1.	Description of Plan (Continued)

Loans

Participants may borrow from their account balances as provided in the Plan. Loans are repayable over a maximum of 5 years with the exception of loans for the purchase of a primary residence that may extend to 15 years. The maximum loan amount is equal to $50,000 minus the Participant’s highest outstanding loan balance during the past 12 months, limited to 50 percent of the Participant’s vested account balance. Loans bear the prime interest rate as quoted in the Wall Street Journal plus 2 percent as of the first of each month. The prime rate at December 31, 2002, was 4.25 percent.

Loans are repaid by payroll deduction and interest is credited to the Participant’s accounts. Loans are secured by the Participant’s previous contributions to the Plan.

Plan Termination

The Plan may be amended or terminated at any time by the Corporation. No such action may cause any portion of the Trust to revert to the Corporation or to be used or diverted for any purpose other than for the exclusive benefit of Participants or their beneficiaries.

2.	Restatement of Net Assets Available for Benefits

During 2002, the Corporation identified certain accounting matters related to its consolidated financial statements for years prior to 2002 that required restatement. The restatement adjustments applicable to 2000 required the Corporation to make a profit sharing contribution of $4,067,000 to the Plan in 2003. The restatement adjustments did not impact profit sharing contributions to the Plan applicable to other years.

The Plan’s net assets available for benefits as of December 31, 2001, have been restated to reflect the 2000 profit sharing contribution and interest income earned on the related employer contribution receivable through that date as follows (in thousands):

Net assets available for benefits
Balance, December 31, 2001 (as originally reported)	$462,836
2000 profit sharing contribution	4,067
Interest on related employer contribution receivable	94

Balance, December 31, 2001 (as restated)	466,997

The Corporation made the required profit sharing contribution and related interest income to the Plan in June 2003.

3.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

3.	Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments, other than benefit-responsive guaranteed investment contracts (GICs), are presented at fair value. The fair values of common stock, mutual funds and common/collective fund shares are based upon the closing market price on the valuation date. GICs are recorded at contract value and are based upon the respective face values plus accrued interest on the valuation date. Participant loans are valued at cost, which approximates fair value.

Security transactions are recorded on a trade date basis. Expenses paid by the Plan in connection with such transactions include brokerage commissions and taxes that are included in the cost of securities purchased and deducted from the proceeds of securities sold. Net appreciation (depreciation) in the fair value of the Plan’s investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments. Dividend income is recognized on the ex-dividend date. Interest income is recognized as earned. Employer and Participant contributions are recognized on the accrual basis.

Risks and Uncertainties

Investments held by the Plan are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

4.	Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets at December 31:

	2002	2001

	(in thousands)
J.P. Morgan Interest Income Fund	$79,969	$70,499
American Century Equity Growth Fund	47,931	63,229
American Century Income & Growth Fund	38,773	50,547
Moderate Investment Portfolio Fund	49,861	57,439
Aggressive Investment Portfolio Fund	32,453	36,839
J.P. Morgan Enhanced Index Fund	26,782	34,855
Schwab Personal Choice Retirement Fund	20,645	28,401
Phelps Dodge Common Stock Fund	46,854	50,642
Participant Loans	22,503	23,803

Certain of the investments in the preceding table include GICs, which are carried at contract value. Such amounts as of December 31 were as follows:

	2002	2001

	(in thousands)
J.P. Morgan Interest Income Fund	$78,252	$68,856
Moderate Investment Portfolio Fund	20,088	22,670
Aggressive Investment Portfolio Fund	6,553	7,238

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows (in thousands):

Mutual funds	$(41,870)
Common/collective funds	(14,112)
Common stock	(3,097)

$(59,079)

During 2002 and 2001, the J.P. Morgan Interest Income Fund and the Portfolio Funds had investments in benefit-responsive GICs. The GICs were credited with earnings on the underlying investments and charged for participant withdrawals and administration expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. These GICs totaled $112,634,000 at December 31, 2002 and $106,635,000 at December 31, 2001.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

4.	Investments (Continued)

A reconciliation of the fair market value of investments in these contracts and the related contract value as reflected in the accompanying Statement of Net Assets Available for Benefits were as follows:

	December 31,
	2002	2001

	(in thousands)
Fair market value of investments	$117,958	$108,650
Synthetic wrapper value	(5,324)	(2,015)

Carrying value (contract value)	$112,634	$106,635

There were no reserves against contract value for credit risk of the contract issuer or otherwise at December 31, 2002 or 2001. The average yield and crediting interest rates were approximately 6.43 percent and 6.37 percent for 2002 and 2001, respectively. The crediting interest rates are based on a formula agreed upon by the issuers. Such interest rates are reviewed on a quarterly basis for resetting.

5.	Related Party Transactions

The Trustee invests in the Corporation’s common stock in accordance with the provisions of the Plan. The following is a summary of transactions in the Corporation’s common stock during 2002 (in thousands):

Cost of shares purchased	$9,839
Number of shares purchased	292

Proceeds from shares sold	$10,753
Number of shares sold	330

Value of shares distributed	$2,405
Number of shares distributed	49

Certain Plan investments are shares of mutual funds and common/collective trusts managed by American Century Investments and J.P. Morgan Investment Management while an affiliated company, J.P. Morgan/American Century Retirement Plan Services, is the Recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.	Tax Status

The Plan received a determination letter from the Internal Revenue Service (IRS) dated October 16, 2002, which states that the Plan met the requirements of Section 401(a) of the Internal Revenue Code and that the earnings of the Trust are exempt from taxation under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter, however, the Committee believes that the Plan, as amended and as operated, continues to satisfy IRS requirements for tax exemption.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

7.	Reconciliation of the Financial Statements to the Form 5500

The Plan intends to record the profit sharing contribution and related interest income described in Note 2 in its Form 5500 to be filed with the IRS for the year ended December 31, 2003.

The following table presents a reconciliation of the Plan’s net assets available for benefits from the financial statements to the Form 5500 for the year ended December 31, 2002:

	December 31,
	2002	2001

	(in thousands)
Net assets available for benefits per the financial statements	$415,028	$466,997
Profit sharing contribution receivable	(4,067)	(4,067)
Interest receivable on related employer profit sharing contribution	(361)	(94)

Net assets available for benefits per the Form 5500	$410,600	$462,836

The following table presents a reconciliation of the Plan’s changes in net assets available for benefits from the financial statements to the Form 5500 for the year ended December 31, 2002:

Year Ended
December 31,
2002

(in thousands)
Decrease in net assets per the financial statements	$(51,969)
Interest earned on employer profit sharing contribution receivable	(267)

Decrease in net assets per the Form 5500	$(52,236)

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2002

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	Value

	Cash and Short-Term Investments:
	Cash	—		$69,193
	Guaranty Bank, F. C.D. 2.10% due 5/13/03	28,000		28,000
	Guaranty Bank, S. C.D. 2.05% due 1/13/03	16,000		16,000
	Schwab Money Market Fund	91,021		91,021
	Schwab U.S. Treasury Money Fund	3,040,723		3,040,723
*	UMB Scout Prime	5,607		5,607
	U.S. Treasury Note 2.875% Due 6/30/04	300,000		306,630

	Total Cash and Short-Term Investments			3,557,174
	Common/Collective Funds:
*	J.P. Morgan U.S. Smart Index Fund	3,189,108 shares		49,533,078
*	J.P. Morgan Liquidity Fund	2,354,175 shares		2,354,175
*	J.P. Morgan Public Bonds Fund	4,445,599 shares		76,642,129
*	J.P. Morgan Mortgage Private Placement Fund	1,667,507 shares		32,616,442
*	J.P. Morgan Corporate High Yield Opportunity Fund	93,276 shares		898,248
*	J.P. Morgan Public Mortgage Fund	345,938 shares		5,915,546
*	J.P. Morgan Emerging Market Opportunity Fund	75,508 shares		940,832

	Total Common/Collective Funds			168,900,450
	Common Stocks:
	ACTV Inc	85 shares		59
	ADC Telecommunications Inc	225 shares		470
	AM Communications Inc	2,000 shares		560
	AMF Bowling Inc	800 shares		16
	AO Tatneft Spon ADR	500 shares		7,565
	AOL Time Warner, Inc	683 shares		8,947
	API Electronics Group	1,000 shares		870
	AT&T Corporation	528 shares		13,786
	AT&T Wireless	1,405 shares		7,938
	Aastrom Biosciences Inc	2,700 shares		1,269
	Aber Diamond Corporation	400 shares		7,832
	Aberdeen Asia Pac Income	2,439 shares		11,267
	Access Power Inc	250 shares		1
	Ace Communications Corporation	100 shares		105
	Abode Systems Inc	250 shares		6,212
	Advanced Digital Information Corporation	100 shares		671
	Advanced Micro Devices	2,044 shares		13,204
	Advanced Viral Research	1,300 shares		104
	Aeroflex Inc	1,000 shares		6,900

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2002

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	Value

	Common Stocks: (Continued)
	Affymetrix Inc	270 shares		$6,180
	Agere Systems Inc Class A	223 shares		321
	Agere Systems Inc Class B	5,720 shares		8,008
	Agnico-Eagle Mines Limited	400 shares		5,944
	Airlease Ltd. Depository Units	165 shares		118
	Alcoa Inc	302 shares		6,873
	Allied Motions Technologies, Inc	3,000 shares		5,310
	Amazon.Com Inc	128 shares		2,418
	America West Holdings Corporation Class B	5,200 shares		9,360
	American Aircarriers Support Incorporated	320 shares		1
	American Express Company	200 shares		7,070
	American Tower Corporation Class A	2,465 shares		8,701
	America’s Senior Financial Services, Inc.	5,000 shares		500
	Amgen Incorporated	900 shares		43,506
	Anadigics Inc	100 shares		258
	Analog Devices Inc	125 shares		2,984
	Anglo American PLC ADR	513 shares		7,490
	Anheuser Busch Company Inc	225 shares		10,909
	APAC Customer Services, Inc	500 shares		1,170
	Applebee’s International, Inc	22 shares		512
	Applera Celera Genomics	172 shares		1,642
	Applied Digital Solution	400 shares		164
	Applied Materials Inc	1,745 shares		22,737
	Applied Micro Circuits	15,672 shares		57,829
	Aquila, Inc	111 shares		196
	Arch Coal Inc	75 shares		1,619
	Ariba Inc	6,500 shares		16,120
	Armor Holdings, Inc	165 shares		2,272
	Astralis Ltd.	2,000 shares		720
	Atmel Corporation	1,200 shares		2,676
	Atmos Energy Corporation	300 shares		6,996
	Audiovox Corporation Class A	150 shares		1,551
	Aurora Platinum Corporation	1,000 shares		2,360
	Avaya Inc	127 shares		311
	Avici System Inc	7 shares		25
	Axia Group Inc	500 shares		15
	BMC Software Inc	250 shares		4,277
	BP PLC ADR	620 shares		25,203
	BP Amoco Corporation (BP PLC)	23,724 shares		964,386
	BP Prudhoe Bay Royalty Trust	465 shares		6,863
	Ballard Power Systems	55 shares		609
	Beazer Homes USA Inc	133 shares		8,060
	Bed Bath & Beyond Inc	2 shares		69

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2002

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	Value

	Common Stocks: (Continued)
	Bell Microproducts Inc	1,000 shares		$5,540
	Bema Gold Corporation	1,000 shares		1,300
	Benguet Corporation Class B	1,000 shares		200
	Berkshire Hathaway Class B	8 shares		19,384
	Bico Inc	9,000 shares		5
	Bindview Development Corporation	200 shares		288
	Biogen Inc	200 shares		8,012
	Biomerica Inc	100 shares		21
	Biopure Corporation Class A	25 shares		93
	Block H&R Incorporated	100 shares		4,020
	Boeing Company	265 shares		8,737
	Bombardier Inc Cv Class B	200 shares		672
	Bradley Pharmaceuticals Inc	500 shares		6,515
	Brigham Exploration Company	200 shares		984
	Brio Software Inc	563 shares		872
	Bristol-Myers Squibb Co	177 shares		4,103
	Broadcom Corporation Class A	103 shares		1,551
	Broadvision Inc	53 shares		181
	Brocade Communications Systems Inc	200 shares		828
	CBRL Group Inc	25 shares		757
	CMGI Inc	1,175 shares		1,152
	CTS Corporation	102 shares		791
	Cal Bay International Inc	2,500 shares		400
	Caldera International	87 shares		126
	Caliper Technologies CP	30 shares		90
	Calpine Corporation	7,429 shares		24,218
	Cambior Inc	1,000 shares		1,430
	Cardiac Science Inc	1,110 shares		2,453
	Cardstakes.com	84 shares		1
	Catalyst Semiconductor Inc	2,100 shares		5,292
	Caterpillar Inc	.1 share		3
	Cendant Corporation	2,050 shares		21,484
	Charles Schwab Corporation	154 shares		1,670
	Charter Communications	445 shares		525
	Check Point Software Technologies	975 shares		12,646
	Checkfree Corporation	40 shares		640
	Chesapeake Energy Corporation	50 shares		387
	Chippac Inc	4,700 shares		16,685
	Ciena Corporation	3,412 shares		17,537
	Cigna Corporation	41 shares		1,682
	Cirrus Logic Inc	100 shares		288
	Cisco Systems Inc	20,562 shares		269,362
	Citigroup Inc	943 shares		33,191

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2002

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	Value

	Common Stocks: (Continued)
	Citrix Systems Inc	800 shares		$9,856
	Clarent Corporation	500 shares		1
	Coca Cola Company	10 shares		453
	Cognizant Technology Solutions Class A	25 shares		1,806
	Coherent Inc	50 shares		997
	Comcast Corporation Class A	854 shares		20,129
	Commerce One Inc	1 share		3
	Concur Technologies Inc	4,500 shares		14,625
	Conexant Systems Inc	263 shares		423
	ConocoPhillips	51 shares		2,459
	Constellation 3D Inc	200 shares		2
	Coral Gold Corporation	10,000 shares		4,100
	Corbel Holdings Inc	2,552 shares		1
	Cordiant Communications Group ADRF	100 shares		275
	Corgenix Medical Corporation	117 shares		64
	Corinthian Colleges Inc	50 shares		1,893
	Corning Inc	1,306 shares		4,322
	Corvis Corporation	5,500 shares		3,905
	Cross Media Marketing	27 shares		15
	Cryolife Inc	285 shares		1,946
	CyberCare Inc	50 shares		2
	Cygnus Inc	8,300 shares		5,478
	Cytogenix Inc	2,000 shares		200
	DPL Inc	102 shares		1,558
	DR Horton Corporation	1 share		4
	Decorize Inc	400 shares		448
	Dell Computer Corporation	350 shares		9,359
	Deswell Industries Inc	75 shares		1,087
	Detour Media Group	1,000 shares		1
	Digital Lightwave Inc	20 shares		25
	Dippy Foods Inc	2,000 shares		1
	Disney, Walt Holding Company	758 shares		12,359
	Diversa Corporation	155 shares		1,403
	Divine Inc Class A	22,332 shares		31,265
	Dollar General Corporation	37 shares		442
	Dow Chemical Company	100 shares		2,970
	Drkoop.com Inc	280 shares		1
	Du Pont E I De Nemour & Company	149 shares		6,325
	Duke Energy Corporation	303 shares		5,913
	Durban Rdpt Dp ADR F	4,260 shares		17,253
	Dynasil Corporation America	2,000 shares		280
	Dynegy Inc Class A	1,101 shares		1,299
	E-Com Technologies Corporation	20,300 shares		304

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2002

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	Value

	Common Stocks: (Continued)
	E Digital Corporation	2,551 shares		$484
	8X8 Inc	14 shares		3
	EMC Corporation	4,608 shares		28,293
	E.Spire Communications Inc	19,500 shares		4
	EchoStar Communications Corporation Class A	150 shares		3,339
	El Paso Corporation	207 shares		1,440
	Elan Corp PLC Spon ADR F	400 shares		984
	Elan Corporation PLC 05 Wts	5,000 shares		500
	Elcom International Inc	500 shares		110
	Electric City Corp	1,000 shares		770
	Emerson Electric Company	200 shares		10,170
	Empire Energy CL B VTG	500 shares		1
	Empire Exhangeco Service A	500 shares		1
	Emulex Corporation	250 shares		4,637
	Endwave Corporation	25 shares		24
	Energizer Holding Inc	91 shares		2,539
	Energy Conversion Devices Inc	100 shares		980
	Enerplus Res Fund	100 shares		1,775
	Enron Corporation	3,316 shares		206
	Enviro-Energy Corporation	51,000 shares		1,581
	Ericsson Tel Adr B	402 shares		2,709
	Eroom System Tech Inc	1,385 shares		251
	E-Trade Group Inc	400 shares		1,944
	EuroTech Ltd	1,500 shares		315
	Evolve One Inc	19,500 shares		23
	EXFO Electro-Optical Engineering Inc	198 shares		525
	Exxon Mobil Corporation	1,288 shares		44,993
	Ezenia Inc	77,600 shares		10,088
	F2 Broadcast Network	62 shares		1
	Famous Fixins Inc	400 shares		2
	Federal-Mogul Corporation	100 shares		22
	Fedex Corporation	40 shares		2,169
	Finova Group Inc	507 shares		81
	First Capital International Inc	2,650 shares		265
	Fleetboston Financial CP	100 shares		2,430
	Flextronics International Ltd	200 shares		1,638
	Fly Networks	230 shares		2
	Fonix Corporation	2,000 shares		80
	Ford Motor Company	532 shares		4,949
	Fortune Brands Inc	115 shares		5,352
	Foundry Networks Inc	100 shares		704
	4 Kids Entertainment Inc	500 shares		11,040
	Freemarkets Inc	540 shares		3,477

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2002

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	Value

	Common Stocks: (Continued)
	Fresh Del Monte Produce Inc	103 shares		$1,948
	Frontier Airlines	350 shares		2,366
	Fuelcell Energy Inc	352 shares		2,306
	GSI Commerce Inc	94 shares		343
	GYK Ventures Inc	200 shares		176
	Gabelli Equity Trust Inc	1,224 shares		8,384
	Galtech Semiconductor Material	175,000 shares		3,500
	Gap Inc	152 shares		2,366
	Gart Sports Company	200 shares		3,870
	Gemstar TV Guide International	375 shares		1,219
	Genentech Inc	30 shares		995
	General Chemical Group Inc	200 shares		124
	General Electric Company	8,044 shares		195,872
	General Motors Corp	31 shares		1,142
	Genome Therapeutics Corporation	500 shares		775
	Genta Inc	1,596 shares		12,273
	Glamis Gold Ltd	1,950 shares		22,113
	Global Bancorp Inc	5 shares		1
	Global Crossing Ltd	11,855 shares		213
	Global Escience Corporation	260 shares		3
	Globalstar Telecom Ord	1,489 shares		77
	Globespan Virata Inc	51 shares		225
	GoAmerica Inc	175 shares		51
	Gold Fields Ltd	750 shares		10,470
	Goldcorp Inc	2,050 shares		26,076
	Golden Eagle International Inc	10,000 shares		2,650
	Goldman Sachs Group Inc	102 shares		6,950
	Goodyear Tire & Rubber	500 shares		3,405
	Great Basin Gold Ltd F	1,900 shares		2,432
	Guidant Corporation	500 shares		15,425
	H Power Corporation	180 shares		689
	Handspring Inc	6,000 shares		5,700
	Hanger Orthopedic Group	80 shares		1,052
	Harley Davidson Inc	532 shares		24,580
	Harrah’s Entertainment Inc	20 shares		792
	Harvard Bioscience Inc	100 shares		330
	Harvest Natural Resources Inc	500 shares		3,225
	Healthcare Services Group Inc	30 shares		391
	Healthsouth Corporation	1,000 shares		4,200
	Heilig-Meyers Company	100 shares		1
	Hewlett-Packard Company	3,623 shares		62,896
	HI/FN Inc	100 shares		578
	Hitachi Ltd Adr	150 shares		5,587

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2002

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	Value

	Common Stocks: (Continued)
	Home Depot Inc	1,613 shares		$38,654
	Home Fing Centers Inc	5 shares		1
	Honda Motor Co Ltd	150 shares		2,709
	House2Home Inc	1,000 shares		1
	Huaneng Power International Adr	300 shares		9,669
	Hurry Inc Class A	5,000 shares		300
	Hyseq Inc	1,900 shares		1,653
	I2 Technologies Inc	1,712 shares		1,969
	iAsiaworks Inc	35,000 shares		175
	iBeam Broadcasting	150 shares		1
	iGo Corporation	265 shares		1
	iJoin Systems Inc	10,000 shares		1
	iPet Holdings Inc	100 shares		1
	iShares MSCI JPN IDX FDF	790 shares		5,490
	iShares MSCI EMU INDX FD	275 shares		11,962
	iShares Trust S&P 500	254 shares		22,440
	iShares TR S&P Small Cap	307 shares		29,917
	iShares TR DJ US Energy	295 shares		11,613
	iShares TR Dow Jones Re	196 shares		15,151
	iTrack Inc	200 shares		24
	Identix Inc	134 shares		690
	Imclone Systems Inc	40 shares		425
	Immulabs Corporation	1 share		1
	Immunogen Inc	3,900 shares		12,090
	Impath Inc	700 shares		13,804
	Indo Pacific Energy	110 shares		90
	Infonet Services Corporation	152 shares		301
	Infonow Corporation	17,311 shares		26,832
	Infospace Inc	175 shares		1,479
	Inhale Therapeutic Systems Inc	450 shares		3,636
	Inktomi Corporation	37,925 shares		60,680
	Insight Enterprises Inc	807 shares		6,706
	Integrated Device Technology Inc	200 shares		1,674
	Intel Corporation	10,833 shares		168,673
	Interamerican Res Inc	999 shares		1
	Interliant Inc	100 shares		2
	International Business Machines	120 shares		9,335
	International FiberCom Inc	2,000 shares		1
	International Rectifier Corporation	300 shares		5,538
	Internet Business	60 shares		1
	Intuit Inc	50 shares		2,346
	Island Critical Care Corp.	19,500 shares		29
	Itronics Inc	1,000 shares		98

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2002

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	Value

	Common Stocks: (Continued)
	ITS Network Inc	500 shares		$225
	Ivax Corporation	25 shares		303
	J M Smucker Company	4 shares		159
*	J.P. Morgan Chase & Company	962 shares		23,095
	Jabil Circuit Inc	120 shares		2,150
	Jawz Inc	150 shares		1
	JDS Uniphase Corporation	2,881 shares		7,116
	JNI Corporation	356 shares		986
	Johnson & Johnson	504 shares		27,059
	Juniper Networks Inc	812 shares		5,522
	K Mart Corporation	10,459 shares		2,092
	Kemet Corporation	125 shares		1,092
	Kinder Morgan Energy LP	599 shares		20,970
	Kinross Gold Corporation	763 shares		1,869
	Kirshner International Inc	840 shares		17
	Knight Trading Group	30 shares		144
	Koninklijke Philips Electronics NV	550 shares		9,724
	Krispy Kreme Doughnut Corporation	85 shares		2,870
	Kushner-Locke Company	2,200 shares		1
	LTWC Corporation	474 shares		28
	LAM Pharmaceutical Corporation	478 shares		134
	Lancaster Colony Corporation	50 shares		1,954
	Liberty Satellite & Tech Class A	105 shares		278
	Lifecore Biomedical Inc	20 shares		172
	Loch Harris Inc	4,000 shares		44
	Loral Space & Communications Ltd	1,350 shares		580
	Lowes Companies Inc	910 shares		34,128
	LSI Logic Corporation	1,310 shares		7,559
	Lucent Technologies Inc	23,905 shares		30,120
	Luminex Corporation	500 shares		2,055
	MRV Communications Inc	2,000 shares		2,140
	Macromedia Inc	206 shares		2,194
	Macrovision Corporation	500 shares		8,020
	Manpower Inc	20 shares		638
	MarchFirst Inc	400 shares		1
	Marex Inc	50 shares		5
	Martha Stewart Living Omni	2,000 shares		19,740
	Massey Energy Company	78 shares		757
	Maxim Pharmaceuticals	1,000 shares		2,890
	Maxworldwide Inc	1,000 shares		600
	McData Corporation Class A	15 shares		106
	MedCom USA Inc	400 shares		88
	Mediax Corporation	5,000 shares		1

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2002

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	Value

	Common Stocks: (Continued)
	Medicis Pharamaceutical Corp Class A	200 shares		$9,934
	Medquist Inc	35 shares		709
	Medtronic Inc	1,008 shares		45,970
	Merck & Co Inc	417 shares		23,606
	Meritage Corporation	100 shares		3,365
	Micron Technology Inc	5,000 shares		48,700
	Microsoft Corporation	2,429 shares		125,579
	Microstrategy Inc	150 shares		2,265
	Millennium Pharmaceuticals Inc	300 shares		2,382
	Miracle Entertainment	1,571 shares		1
	Mobile Mini Inc	400 shares		6,268
	Mobility Electronics Inc	31 shares		23
	Monsanto Company	3 shares		58
	Mooney Aerospace Group	10,000 shares		300
	Motorola Incorporated	1,757 shares		15,195
	Mylan Laboratories Inc	400 shares		13,969
	Myriad Genetics Inc	100 shares		1,460
	MyTurn.com Inc	24,000 shares		2
	NCS HealthCare Inc Class A	3,940 shares		21,197
	NL Industries Inc	274 shares		4,652
	National Beauty Corp	22 shares		1
	National Residential PPTYS Inc	210,000 shares		21
	Navisite Inc	2,000 shares		300
	Net2Phone Inc	1,000 shares		4,050
	NetLojix Communications Inc	1,000 shares		17
	Network Appliance Inc	999 shares		9,990
	New Century Financial CP	100 shares		2,539
	New Century Company	20 shares		25
	Newell Rubbermaid Inc	367 shares		11,139
	Newmont Mining Corporation	541 shares		15,709
	Newport Corporation	254 shares		3,191
	Niku Corporation	213 shares		852
	Nisource Inc Holding Company	31 shares		613
	Nokia Corporation Spon Adr	1,615 shares		25,032
	Nordic American Tanker Shipping Inc	119 shares		1,611
	Nortel Networks Corporation (Holding Company)	220 shares		354
	Northrop Grumman Corporation	9 shares		873
	Novagold Resources Inc	2,070 shares		6,665
	Novatel Wireless Inc	862 shares		836
	Nutrition 21 Inc	300 shares		192
	O’Charley’s Inc	230 shares		4,722
	Ocean Power Corporation	3,400 shares		17
	ON Semiconductor Corporation	200 shares		274

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2002

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	Value

	Common Stocks: (Continued)
	Openwave Systems Inc	68 shares		$136
	Optical Communications Products Inc	200 shares		216
	Oracle Corporation	9,110 shares		98,388
	Owens Corning	300 shares		126
	Oxy Corporation	5,418 shares		154,132
	Ozolutions Inc	1,700 shares		170
	P F Changs China Bistro	100 shares		3,630
	PCCW Limited	300 shares		45
	PMC-Sierra Inc	222 shares		1,234
	Palm Inc	506 shares		7,944
	Pan American Silver	800 shares		6,272
	Paradigm Advanced Tech F	1,200 shares		24
	Paradigm Genetics Inc	2,000 shares		582
	Penton Media Inc	100 shares		68
	Pepsico Incorporated	103 shares		4,343
	Permian Basin Royalty Trust	74 shares		465
	Petro Geo Services	100 shares		40
	Petsmart Inc	100 shares		1,713
	Pfizer Incorporated	1,937 shares		59,222
	Pharmaceutical Product Development	266 shares		7,786
	Pharmacia Corporation	23 shares		961
	Pharmos Corporation	600 shares		630
	Phelps Dodge 6.75% A Preferred	204 shares		17,423
	Philip Morris Companies Inc	221 shares		8,972
	Phoenix Companies	101 shares		768
	Pinnacle Business Management Inc	257,142 shares		103
	Pipeline Technologies	3,000 shares		1
	Pixar	25 shares		1,325
	Pixelworks Inc	1,965 shares		11,397
	Plug Power Inc	80 shares		359
	Polycom Inc	100 shares		952
	Poore Brothers Inc	60 shares		149
	Presstek Inc	400 shares		1,844
	PrimeLink Systems Inc	100 shares		1
	Procter & Gamble Company	270 shares		23,224
	Proginet Corporation	625 shares		83
	QLogic Corporation	70 shares		2,416
	QUALCOMM Incorporated	1,249 shares		45,451
	Quanta Services Inc	400 shares		1,400
	Quentra Networks Inc	700 shares		1
	Quintus Corporation	400 shares		48
	Quokka Sports Inc	1 share		1
	Qwest Communications International Inc	570 shares		2,850

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2002

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	Value

	Common Stocks: (Continued)
	Raydne Comstream	8,000 shares		$1,600
	Radyne Comsteam 05 Wts	5,000 shares		1,000
	Rambus Inc	5 shares		33
	Ramtron International Corporation	60 shares		168
	Raytheon Company	378 shares		11,617
	Reality Wireless Networks Inc	204 shares		41
	Recordlab Corporation	450 shares		1
	Redhat Inc	90 shares		532
	Remington Oil and Gas Corporation	78 shares		1,280
	R F Micro Devices Inc	150 shares		1,099
	R J Reynolds Tobacco HLD	123 shares		5,179
	Rite Aid Corporation	37,800 shares		92,610
	Rockford Corporation	20 shares		118
	Royal Gold Inc	400 shares		9,968
	Rudolph Technologies Inc	178 shares		3,410
	SBC Communications Inc	246 shares		6,659
	S P D R Trust Unit SR 1	50 shares		4,430
	Safeway Inc	1,150 shares		26,864
	San Juan Basin Royal Trust	340 shares		4,660
	Sandisk Corporation	250 shares		5,075
	Sanmina SCI Corporation	827 shares		3,713
	Sara Lee Corporation	123 shares		2,780
	Satyam Infoway Limited Adr	100 shares		236
	Schlumberger Limited	32 shares		1,347
	Scient Inc	532 shares		5
	Scientific Atlanta Inc	226 shares		2,681
	Seattle Genetics Inc	1,000 shares		3,100
	Semotus Solutions Inc	1,000 shares		110
	Serena Software Inc	50 shares		789
	Serono S A	300 shares		4,068
	Service Corporation International	335 shares		1,112
	Shaman Pharmaceuticals	100,001 shares		20
	Sicor Inc	100 shares		1,585
	Siebel Systems Inc	657 shares		4,914
	Silverado Gold Mines	5,000 shares		3,100
	Single Source Financial	8,000 shares		80
	Sirius Satellite Radio	2,010 shares		1,286
	Siskon Gold Corporation	3,000 shares		21
	Skyworks Solutions Inc	91 shares		784
	Solectron Corporation	840 shares		2,982
	Sonera Group PLC Adr	100 shares		577
	Sonic Solutions	315 shares		6,454
	Sourcecorp	75 shares		1,394

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2002

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	Value

	Common Stocks: (Continued)
	Southwall Technologies	462 shares		$1,446
	Southwest Airlines Company	2,997 shares		41,653
	Southwestern Res Corporation	310 shares		2,824
	Spectralink Corporation	100 shares		718
	Spiegel Inc Class A Non-Vtg	7,000 shares		2,520
	Sprint FON Group	637 shares		9,221
	Sprint PCS Group	2,500 shares		10,950
	Stamford International Inc	1,800 shares		1
	Starbucks Corporation	300 shares		6,114
	Stillwater Mining Corporation	1,385 shares		7,410
	StorageNetworks Inc	220 shares		255
	Stratos Lightwave Inc	50 shares		220
	Styling Technology Corporation	130 shares		1
	Sun Microsystems Inc	4,721 shares		14,682
	Suncor Energy Inc	200 shares		3,134
	Sungard Data Systems Inc	136 shares		3,204
	Sunrise Technologies International Inc	1,000 shares		1
	Surebeam Corporation	1,511 shares		6,104
	Sycamore Networks Inc	309 shares		893
	Symantec Corporation	38 shares		1,539
	Synergy Brands Inc	3,280 shares		2,066
	Synergie Holdings Ltd Inc	50,000 shares		750
	Synopsys Inc	200 shares		9,230
	Synthetic Turf CP America	2,000 shares		12
	T & G2	375 shares		49
	THC Communications Inc	19,600 shares		2
	Talk Visual Corporation	52,000 shares		572
	Target Corporation	167 shares		4,995
	Teco Energy Inc	205 shares		3,172
	Tellabs Inc	800 shares		5,816
	Telular Corporation	1,500 shares		5,610
	Telynx Inc	500 shares		1
	Texas Instruments Inc	1,018 shares		15,273
	ThatLook.com Inc	670 shares		1
	THCG Inc	60 shares		1
	Thor Industries Inc	50 shares		1,721
	3Com Corporation	279 shares		1,292
	3M Company	112 shares		13,810
	3WVentures.com Inc	700 shares		1
	Tiger Telematics Inc	5,000 shares		405
	Time Warner Telecom Inc	220 shares		464
	Titan Corporation	2,165 shares		22,516
	Titanium Metals Corporation	1,500 shares		2,865

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2002

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value

	Common Stocks: (Continued)
	Tokheim Corporation Ser C 06 Wt	300	shares		$1
	Tommy Hilfiger Corporation	210	shares		1,459
	Total Systems Services	100	shares		1,350
	Trans Orient Pete Ltd	28	shares		7
	Transocean Inc	200	shares		4,640
	Travelers Property Casualty Class B	27	shares		395
	Travelers Property Casualty Class A	12	shares		176
	Trex Company	150	shares		5,295
	Triquint Semiconductor	200	shares		848
	Tumbleweed Communications Corporation	100	shares		155
	Tyco International Ltd.	360	shares		6,149
	UAL Corporation	4,275	shares		6,113
	U.S. Bancorp	30	shares		637
	U.S. Microbics	10,000	shares		480
	Union Planters Corporation	169	shares		4,762
	Uniprime Capital Acceptance Inc	11,975	shares		1
	Unisource Energy Corporation	660	shares		11,415
	United Online Inc	27	shares		430
	United Parcel Service Class B	63	shares		3,963
	United Technologies Corporation	20	shares		1,244
	VDC Communications Inc	1,000	shares		1
	VA Software Corporation	51	shares		46
	Vasomedical Inc	1,450	shares		1,363
	Vast Solutions Inc Class B1	46	shares		1
	Vast Solutions Inc Class B2	46	shares		1
	Vast Solutions Inc Class B3	46	shares		1
	VaxGen Inc	150	shares		2,896
	Verisign Inc	85	shares		682
	Vialta Inc Class A	2	shares		1
	Vigilant Applied	500	shares		1
	Viragen Inc	2,000	shares		300
	Visual Networks Inc	4,500	shares		6,525
	Vital Living Products	300	shares		3
	Vitesse Semiconductor Corporation	240	shares		524
	Vitria Technology Inc	18,000	shares		13,500
	Vivendi Universal Adr	16	shares		257
	Vixel Corporation	50	shares		100
	WCI Communications Inc	460	shares		4,692
	Walgreen Company	122	shares		3,560
	Wal-Mart De Cv Spn Adr	60	shares		1,339
	Wal-Mart Stores Inc	1,813	shares		91,574
	Wasatch Pharmaceutical Inc	2	shares		1

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2002

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value

	Common Stocks: (Continued)
	Washington Mutual Inc	503	shares		$17,368
	Wave Systems Corporation Class A	4,150	shares		5,519
	Wavo Corporation	2,100	shares		4
	Webb Interactive Services	1,100	shares		308
	Weingarten Realty Invs SBI	26	shares		956
	Wellpoint Health Networks	50	shares		3,558
	Wells Fargo & Company	200	shares		9,374
	Western Wireless Corporation Class A	200	shares		1,060
	Williams Coal Seam Gas	500	shares		4,897
	Williams Companies	400	shares		1,080
	Williams Energy Partners LP	200	shares		6,490
	Wind River Systems Inc	250	shares		1,025
	World Gaming PLC Adr	30,000	shares		4,800
	World Wrestling Federation Class A	150	shares		1,207
	WorldCom Inc	73,095	shares		10,087
	WorldCom Inc — MCI Group	25	shares		4
	Worldgate Communications Inc	6,600	shares		2,772
	Worldwide Web NetworX Corporation	300	shares		1
	XM Satellite Radio Holdings	700	shares		1,883
	Xerox Corporation	2,604	shares		20,962
	Xo Communications Class A	100	shares		5
	Xybernaut Corporation	4,000	shares		2,080
	Yahoo! Inc	1,251	shares		20,454
	Zap.com Corporation	2	shares		1
	Zymetx Inc	750	shares		3

	Total Common Stocks				4,855,275
	Mutual Funds:
	AF Europacific Fund	882,944	shares		20,257,704
*	American Century Equity Growth Fund	3,902,359	shares		59,285,818
*	American Century Equity Income Fund	781	shares		5,102
*	American Century Ginnie Mae	162	shares		1,762
*	American Century Global Gold Fund	11,853	shares		108,215
*	American Century Growth Fund	870	shares		12,551
*	American Century Income & Growth Fund	2,305,099	shares		50,128,906
*	American Century Inflation ADJ BND	480	shares		5,126
*	American Century International Growth Fund Investor	2,421	shares		15,443
*	American Century Target 2005 Fund	22	shares		2,134
*	American Century Technology Fund	15,437	shares		19,605
	Amerindo Technology Fund Class D	91	shares		360
	Ameristock Fund	644	shares		21,281
	Ariel Appreciation Fund	112	shares		3,707

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2002

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value

	Mutual Funds: (Continued)
	Ariel Fund	170	shares		$5,975
	Artisan International Fund	3,107	shares		45,959
	Artisan Midcap Fund	675	shares		13,198
	Babson Enterprise Fund	68	shares		1,028
	Baron Growth Fund	246	shares		6,628
	Baron Small Cap Fund	361	shares		4,824
	Berger Small Cap Value Fund Investor Shares	1,237	shares		28,102
	Bjurman Micro Cap Growth Fund	1,899	shares		38,574
	Boston Partners Small Cap Value II Fund Investor	16	shares		246
	Bridgeway Ultra-Small Co Tax Adv	639	shares		5,334
	Buffalo Small Cap Fund	582	shares		8,615
	Burnham Financial Services Fund Class A	128	shares		2,351
	Clipper Fund	633	shares		47,914
	Columbia Small Cap Fund	442	shares		7,200
	Columbia Strategic Value	424	shares		5,576
	Credit Suisse Global Technology — Common	227	shares		4,164
	Credit Suisse Japan Growth Fund	279	shares		1,050
	Dodge & Cox Balanced Fund	100	shares		6,098
	Dodge & Cox Stock Fund	98	shares		8,645
	Dreyfus Intermediate Term Income Fund	331	shares		4,238
	Dreyfus Midcap Value Fund	152	shares		2,659
	Dreyfus Premier	177	shares		6,198
	Dreyfus Premier Technology Growth Fund Class A	224	shares		3,379
	Excelsior Energy and Natural Resources	841	shares		10,054
	Excelsior Value and Restructuring Fund	2,049	shares		50,120
	Family Equity Income Fund	463	shares		7,156
	FBR Small Cap Financial Fund	126	shares		3,065
	Federated Capital Appr Fund	107	shares		2,064
	Federated International Small Company Fund Class A	508	shares		7,530
	Fidelity Aggressive Growth Fund	111	shares		1,246
	Fidelity Contrafund II	552	shares		4,787
	Fidelity Equity Income Fund	40,846	shares		1,620,320
	Fidelity Growth Company Fund	22	shares		795
	Fidelity Magellan Fund	42,933	shares		3,390,020
	Fidelity Magellan Fund	1,466	shares		115,774
	Fidelity Select Biotechnolgy	20	shares		777
	Firsthand Technology Innovators Fund	2,782	shares		20,640
	Firsthand Technology Leaders Fund	464	shares		4,942
	Firsthand Technology Value Fund	369	shares		6,677
	FMI Focus Fund	68	shares		1,573
	Gabelli Asset Fund	264	shares		7,467
	Gabelli Gold Fund	6,528	shares		80,165
	Gabelli Westwood Balanced Fund Retail	272	shares		2,712

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2002

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value

	Mutual Funds: (Continued)
	GE US Equity Fund Class A	1,618	shares		$35,114
	Harbor International Fund Inv Cl	153	shares		4,096
	Heartland Value Fund	284	shares		8,945
	Henlopen Fund	1,401	shares		22,157
	ICON Healthcare Fund Class A	497	shares		5,141
	ICON Information Technology Fund	1,460	shares		8,700
	INVESCO Dynamics Fund	1,307	shares		13,938
	INVESCO Energy Fund	266	shares		4,415
	INVESCO Financial Services Fund	260	shares		5,984
	INVESCO Health Sciences Fund	20	shares		748
	INVESCO Technology Fund	388	shares		6,669
	INVESCO Telecommunications Fund	407	shares		3,316
	IPS Millennium Fund Class A	24	shares		510
	Ivy Global Natural Resources RD Class A	77	shares		889
	Janus Balanced Fund	3,181	shares		56,885
	Janus Enterprise Fund	405	shares		9,287
	Janus Fund	797	shares		14,209
	Janus Global Life Sciences Fund	612	shares		7,520
	Janus Global Technology Fund	4,015	shares		28,787
	Janus Growth & Income Fund	230	shares		5,364
	Janus High Yield Fund	398	shares		3,572
	Janus Mercury Fund	5,650	shares		83,398
	Janus Olympus Fund	2,344	shares		46,877
	Janus Special Situations Fund	3,142	shares		33,113
	Janus Strategic Value Fund	463	shares		3,266
	Janus Twenty Fund	779	shares		22,599
	Janus Worldwide Fund	405	shares		13,006
	Jensen Portfolio	171	shares		3,430
*	J.P. Morgan Mid-Cap Growth Fund	248	shares		885
	Julius Baer International Equity Class A	2,498	shares		49,315
	Leuthold Core Investment Fund	225	shares		2,352
	LongLeaf Partners International Fund	581	shares		5,790
	Lord Abbett Affiliated Fund Class A	1,482	shares		15,605
	Lord Abbett Bond Debenture Fund Class A	1,345	shares		9,672
	Lord Abbett Mid-Cap Value Fund Class A	433	shares		6,666
	Matthews Pacific Tiger Fund	1,564	shares		12,891
	Millennium Growth & Income Fund	604	shares		3,502
	Munder NetNet Fund Class A	64	shares		636
	Murphy New World Biotechnology Fund	106	shares		307
	NB Fasciano Fund Investor	120	shares		3,665
	NI Small Cap Value Fund	213	shares		3,084
	Navellier Aggressive Micro Cap Portfolio	113	shares		2,024
	Navellier Large Cap Growth Fund	1,287	shares		15,683

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2002

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value

	Mutual Funds: (Continued)
	Navellier Mid Cap Growth Portfolio	5,074	shares		$87,977
	Navellier Small Cap Value Portfolio	184	shares		1,846
	Nevis Fund	55	shares		427
	Nicholas II Fund	217	shares		3,478
	Northern Technology Fund	94	shares		699
	Oakmark Equity Income Fund	1,721	shares		30,962
	Oakmark International Small Cap Fund	572	shares		6,070
	Oakmark Select Fund	3,207	shares		76,386
	Oberweis Micro Cap Portfolio	391	shares		5,422
	PBHG Clipper Focus PBHG Class	863	shares		11,410
	PBHG Global Technology & Communications Fund	667	shares		1,327
	PBHG Large Cap 20 Fund	178	shares		1,985
	PBHG Large Cap Growth Fund	61	shares		910
	PBHG Large Cap Value Fund	520	shares		5,290
	PBHG Mid-Cap Value Fund	201	shares		2,572
	PBHG Select Equity Fund	464	shares		7,475
	PBHG Technology & Communications Fund	475	shares		3,544
	PIMCO RCM Global	1,812	shares		27,307
	PIMCO RCM Global Tech Class D	347	shares		6,250
	PIMCO RCM Biotechnology Class D	1,237	shares		20,946
	PIMCO Real Return Fund Class D	996	shares		11,210
	PIMCO Total Return Fund Class D	4,942	shares		52,734
	PIMCO Total Return Mortgage Fund Class D	586	shares		6,267
	Pin Oak Aggressive Stock Fund	182	shares		2,168
	Pioneer High Yield Fund	304	shares		2,948
	Prudent Bear Fund	3,175	shares		23,272
	Prudent Safe Harbor Fund	749	shares		8,758
	Quaker Aggressive Growth Fund	253	shares		3,764
	Red Oak Technology Select Portfolio	1,182	shares		5,073
	Reynolds Blue Chip Growth	21	shares		455
	Royce Low Priced Stock Fund	915	shares		8,925
	Royce Premier Fund	4,876	shares		45,787
	Royce Special Equity Fund	378	shares		5,382
	Royce Total Return Fund	1,527	shares		12,782
	RS Diversified Growth Fund	455	shares		6,439
	RS Internet Age Fund	571	shares		1,868
	Rydex URSA Fund Investor Class	2,419	shares		30,934
	Rydex Velocity 100 Fund	324	shares		3,273
	Rydex Venture 100 Fund	233	shares		16,679
	Safeco Growth Opportunities Fund	966	shares		16,605
	Safeco Small Company Value Fund	79	shares		1,048
	Schwab 1000 Fund	696	shares		17,304
	Schwab MarketTrack All Equity Portfolio	1,745	shares		13,174

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2002

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value

	Mutual Funds: (Continued)
	Schwab MarketTrack Balanced Portfolio	145	shares		$1,727
	Schwab S&P 500 Fund - Investor Shares	6,683	shares		90,494
	Schwab Total Bond Market Index Fund	18,000	shares		185,583
	Schwab Total Stock Market Fund - Investor Shares	2,591	shares		36,714
	Schwab Value Advantage Money Fund	182,853	shares		182,853
	Scudder Balanced Fund Class S	524	shares		7,602
	Scudder Greater Europe Growth Fund Class S	615	shares		11,075
	Scudder Health Care Fund Class S	233	shares		3,671
	Selected American Shares	483	shares		12,311
	Skyline Special Equities Portfolio	127	shares		2,656
	SSgA Growth & Income Fund	1,171	shares		17,524
	SSgA Yield Plus Fund	6,978	shares		69,287
	Strong Opportunity Fund	694	shares		19,930
	Strong Ultra Short Term	213	shares		2,001
	T Rowe Price Emerging Markets Stock Fund	453	shares		4,633
	T Rowe Price Equity Income Fund	1,030	shares		20,392
	T Rowe Price Health Sciences Fund	1,552	shares		22,513
	T Rowe Price Latin America Fund	941	shares		7,066
	T Rowe Price Mid Cap Growth Fund	939	shares		29,152
	T Rowe Price Mid Cap Value	85	shares		1,274
	T Rowe Price New Asia Fund	998	shares		5,581
	T Rowe Price New Horizon Fund	195,088	shares		3,240,416
	T Rowe Price Science & Technology Fund	177,613	shares		2,207,726
	T Rowe Price Small Cap Stock Fund	1,171,676	shares		25,175,356
	T Rowe Price Small Cap Value Fund	570	shares		12,510
	T Rowe Price Spectrum Income Fund	1,613	shares		17,359
	TCW Galileo Value Opportunity Fund N	54	shares		737
	Third Avenue Value Fund	382	shares		11,629
	Tocqueville Gold Fund	1,674	shares		40,519
	Transamerica Premier Balanced Fund	89	shares		1,475
	Turner Midcap Growth Fund	343	shares		5,041
	Turner Top 20 Fund	262	shares		1,077
	Tweedy Browne Global Value Fund	1,636	shares		25,865
	UMB Scout Worldwide Fund	3,205	shares		49,931
	Van Wagoner Technology Fund	44	shares		240
	Vanguard GNMA Fund	959	shares		10,313
	Vanguard Index Trust 500 Fund - Investor Shares	60	shares		4,837
	Vanguard Precious Metals Fund	7,546	shares		82,171
	Vanguard Short-Term Bond Index Fund Inv Shs	2,978	shares		30,734
	Vanguard Short-Term Treasury Fund - Investor Shares	1,254	shares		13,579
	Vanguard STAR Fund	258	shares		3,709
	Vanguard Total Stock Market Index Fund	1,684	shares		33,804
	Wasatch Core Growth Fund	897	shares		23,945

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2002

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value

	Mutual Funds: (Continued)
	Weitz Value Portfolio	790	shares		$22,065
	Westport Select Cap Fund Class R	622	shares		10,255
	White Oak Growth Stock Fund	2,991	shares		68,964
	William Blair International Growth Fund — Class N	808	shares		10,611
	Yacktman Fund	583	shares		7,183

	Total Mutual Funds				168,492,787
	Employer Stock:
	Phelps Dodge Corporation	1,480,336	shares		46,853,808
	Phelps Dodge Corporation (Participant directed — Schwab)	17	shares		538

	Total Employer Stock				46,854,346
	Participant Loans:
	Loans To Various Participants	6% - 11.5% maturing through 2017			22,502,530

	Total Participant Loans				22,502,530
	Other Assets:
	3-Month Eurodollar December 2004	7	shares		—
	Euro CD March 2004	7	shares		—
	Euro CD (CME) March 2003	7	shares		—
	Euro CD (CME) June 2003	7	shares		—
	Euro CD (CME) June 2004	7	shares		—
	Euro CD (CME) September 2003	7	shares		—
	Euro CD (CME) September 2004	7	shares		—
	Euro CD (CME) December 2003	7	shares		—
	Nasdaq 100 Shares	769	shares		18,741
	USA 5 Year T-Notes (CBOT) March 2003	29	shares		—
	USA 10 Year T-Notes (CBOT) March 2003	14	shares		—
	USA T-Bonds (CBOT) March 2003	120	shares		—
	Synthetic wrapper value	Synthetic guaranteed investment contract
		held with Monumental Life Insurance
		Company, CDC Financial Products, and
		State Street Bank and Trust Company			(5,323,657)

	Total Other Assets				(5,304,916)

	Total Assets Held For Investment				$409,857,646

*   This is a related party to the Plan’s Recordkeeper, a party-in-interest for which a statutory exemption exists.

** All investments are participant directed, therefore disclosure of cost is not required.

See Report of Independent Auditors.

Index to Exhibits

Exhibit Number	Description

23	Consent of PricewaterhouseCoopers LLP

99.1	Certification